Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands):

	Year ended December 31,
	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense	$39,152	$26,060	$32,724	$27,107	$17,113
Capitalized interest	2,694	2,663	2,175	9,885	22,825
Amortization of public offering costs	2,143	1,146	2,050	3,835	989
Portion of rent expense representative of interest	4,864	3,986	4,028	3,343	3,774
Total fixed charges	$48,853	$33,855	$40,977	$44,170	$44,701

Earnings available for fixed charges:
Net income (loss) from continuing operations before income taxes	$(650,563)	$117,289	$207,836	$(92,665)	$(76,073)
Fixed charges above	48,852	33,855	40,978	44,170	44,701
Less interest capitalized	(2,694)	(2,663)	(2,175)	(9,885)	(22,825)
Current period amortization of capitalized interest	6,899	5,725	6,427	3,294	1,436
Total earnings available for fixed charges	(597,506)	154,206	253,066	(55,086)	(52,761)

Earnings sufficient (insufficient) to cover fixed charges	$(646,359)	$120,351	$212,089	$(99,256)	$(97,462)

Ratio of earnings to fixed charges	N/A	4.55x	6.17x	N/A	N/A

N/A - represents coverage ratio of less than 1.